UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 000-50705

Shanda Interactive Entertainment Limited
(Exact name of registrant as specified in its charter)

No. 208 Juli Road, Pudong New Area, Shanghai 201203, People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited

Date:	November 22, 2011	By:	/s/ Grace Wu
Name: Grace Wu Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release
99.2	Agreement and Plan of Merger

Exhibit 99.1

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
ENTERS INTO DEFINITIVE AGREEMENT WITH
PREMIUM LEAD COMPANY LIMITED AND NEW ERA INVESTMENT HOLDING LTD.
FOR GOING PRIVATE TRANSACTION

SHANGHAI, China, November 22, 2011 — Shanda Interactive Entertainment Limited, incorporated in the Cayman Islands (“Shanda” or the “Company”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, announced today that it has entered into an Agreement and Plan of Merger, dated November 22, 2011 (the “Merger Agreement”) with Premium Lead Company Limited (“Parent”) and New Era Investment Holding Ltd. (“Merger Sub”) pursuant to which Parent will acquire Shanda (the “Transaction”) for US$20.675 per ordinary share or US$41.35 per American Depositary Share, each representing two ordinary shares (“ADS”).  This represents a 26.6% premium over the Company’s 30 trading day volume-weighted average price as quoted by NASDAQ on October 14, 2011, the last trading day prior to the Company’s announcement on October 17, 2011 that it had received a “going private” proposal.  The Transaction values Shanda’s equity at approximately US$2.3 billion on a fully diluted basis.

Parent is a British Virgin Islands business company jointly owned by Mr. Tianqiao Chen, Chairman of the Board, Chief Executive Officer and President of Shanda, his wife Ms. Qian Qian Chrissy Luo, who is a non-executive director of Shanda and his brother Mr. Danian Chen, who is the Chief Operating Officer and a director of Shanda (together, “Buyer Group”).  Merger Sub is a newly-formed exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent.  The Buyer Group collectively beneficially owns approximately 69.7% of the outstanding shares of the Company (excluding outstanding options of the Company) and intends to fund the Transaction through a combination of proceeds from a loan facility in the amount of US$180,000,000 from JPMorgan Chase Bank, N.A., cash in the Company and its subsidiaries, and a cash contribution from the Buyer Group.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, at the effective time of the merger, Merger Sub will be merged with and into the Company, the Company will become a wholly-owned subsidiary of Parent and each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger (including ordinary shares represented by ADSs) will be converted into the right to receive US$20.675 in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs): (i) beneficially owned by the Buyer Group which will be cancelled without receiving any consideration and (ii) owned by holders of such ordinary shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended.

The Company’s Board of Directors, acting upon the unanimous recommendation of the Special Committee of Independent Directors formed by the Board of Directors, approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to approve the Merger Agreement and the Transaction. The Special Committee, which is composed solely of directors unrelated to any of Parent, Merger Sub, the Buyer Group or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Transaction, which is currently expected to close before the end of the first quarter 2012, is subject to the approval of the Merger Agreement and the Transaction by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Transaction, as well as certain other customary closing conditions.  The Buyer Group beneficially owns sufficient ordinary shares to approve the Merger Agreement and the Transaction and have agreed to vote in favor of such approval.  If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Select Market.

Bank of America Merrill Lynch is serving as financial advisor to the Special Committee.  Weil, Gotshal & Manges LLP is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee. Simpson Thacher & Bartlett LLP is serving as U.S. legal advisor to Bank of America Merrill Lynch.

J.P. Morgan is serving as financial advisor to the Buyer Group.  Shearman & Sterling LLP is serving as U.S. legal advisor to the Buyer Group. Clifford Chance is serving as legal advisor to J.P. Morgan.

Davis Polk & Wardwell LLP is serving as U.S. legal advisor to Shanda and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to Shanda.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transaction, which will include the Merger Agreement related to the Transaction. All parties desiring details regarding the Transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the Transaction, the Company will prepare and mail a proxy statement to its shareholders.  In addition, certain participants in the Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Shanda Interactive Entertainment Limited
Unit 403A, Golden Centre
188 Des Voeux Road Central
Hong Kong
Tel: +852-2851-0177

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transaction when it is filed with the SEC.  Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transaction proceed.

About Shanda Interactive Entertainment Limited

Shanda is a leading interactive entertainment media company in China, offering a broad array of online entertainment content on an integrated service platform to a large and diverse user base. Shanda offers its high quality entertainment content through its subsidiaries and affiliates, including Shanda Games, Cloudary, Ku6 Media, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to social network games, e-sports, literature, film, television, music, and video etc. By providing a centralized platform through which Shanda can deliver its own content as well as third-party content, Shanda allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda: “Interaction enriches your life”. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Limited
Dahlia Wei, IR Associate Director
Elyse Liao, IR Senior Manager
Phone: +86-21-6058-8688 (Shanghai)
 +852-2851-0177 (Hong Kong)
Email: IR@snda.com

Christensen Investor Relations
China:
Christian Arnell
Phone: +86-10-5826-4939
Email: carnell@christensenir.com

United States:
Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

among

PREMIUM LEAD COMPANY LIMITED,

NEW ERA INVESTMENT HOLDING LTD.,

and

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

Dated as of November 22, 2011

i

ii

Appendix 1 – Form of Cayman Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER, dated as of November 22, 2011 (this “Agreement”), among Premium Lead Company Limited, a British Virgin Islands business company(“Parent”), New Era Investment Holding Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands, all of the outstanding shares of which are owned by Parent (“Merger Sub”), and Shanda Interactive Entertainment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, Parent, Merger Sub and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the Transactions, including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement; and

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that it is fair to and in the best interests of the Company and its shareholders (other than holders of Founder Shares) for Parent to acquire the Company on the terms and subject to the conditions set forth herein, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend the approval and adoption of this Agreement by the shareholders of the Company;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01   Certain Defined Terms.  For purposes of this Agreement:

“2010 Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2010, including the notes thereto.

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made a proposal satisfying the requirements of Section 7.03(c), which contains terms no less favorable to the Company than those contained in the Confidentiality Agreement.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” means, in relation to any party, any entity controlling, controlled by or under common control with, that party, whether directly or indirectly through one or more third parties, including any fund or other similar investment vehicle of which the investment manager is an entity controlling, controlled by or under common control with that party or the investment manager of that party where the party is a fund or other similar investment vehicle.

“Available Cash” shall mean cash of the Company in US dollars in a US dollar denominated bank account of the Company as of immediately prior to the Effective Time, net of issued but uncleared checks and drafts, available at the Effective Time for use by Parent and Merger Sub as a source of funds for Merger Sub to (i) pay the aggregate Per Share Merger Consideration and Per ADS Merger Consideration and for Parent and Merger Sub to pay the fees and expenses payable by them in connection with the Merger and the other Transactions and (ii) repay the Financing to the extent that it has not been applied for the purposes set out in (i) above.

“Available Onshore Cash” shall mean cash of the Onshore Cash Escrow WFOE in RMB in a RMB dollar denominated bank account of the Onshore Cash Escrow WFOE as of immediately prior to the Effective Time, net of issued but uncleared checks and drafts.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the Cayman Islands, the British Virgin Islands, Hong Kong, Singapore or the PRC.

“Cloudary” means Cloudary Corporation, a Subsidiary of the Company incorporated in the Cayman Islands.

“Company Board” means the board of directors of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Group” means the Company, its Subsidiaries and their respective direct or indirect shareholders, Affiliates and Representatives.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, has or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a

Company Material Adverse Effect: (i) changes affecting the economy or financial markets generally in the PRC; (ii) changes in GAAP or any interpretation thereof after the date hereof; (iii) changes in applicable Law (or any interpretation thereof) or directives or policies of a Governmental Authority of general applicability that are binding on the Company or any of its Subsidiaries; (iv) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate; (v) effects resulting from the public announcement of this Agreement or the identity of Parent and its Affiliates, including, without limitation, the initiation of litigation or other legal proceeding related to this Agreement or the Transactions, or any losses of customers or employees; (vi) any failure by the Company or any of its Subsidiaries to meet any analyst estimates or expectations of the Company’s or such Subsidiary’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (vii) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities; (viii) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); or (ix) any action or omission of the Company or any of its Subsidiaries taken, directly or indirectly, at the direction of any officer or director of Parent, or at the request of Parent; provided, that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (iv) and (vii) above may be taken into account in determining whether a “Company Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority.

“Company Recommendation” means the recommendation of the Company Board that the shareholders of the Company approve and adopt this Agreement.

“Company Shareholder Approval” means the approval and adoption of this Agreement and the Transactions (including the Merger) at the Company Shareholders’ Meeting by the Required Company Vote.

“Company Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held to consider approval and adoption of this Agreement and the Merger.

“Competing Transaction” means any transaction or series of related transactions (other than the Merger) that constitute, or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving an acquisition of the Company (or any of its Subsidiaries whose business constitutes more than 15% of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (b) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or businesses of the Company and its Subsidiaries that constitute or represent more than 15% of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole, other than any such transaction in the ordinary course of business; (c) any sale, exchange, transfer or other disposition of more than 15% of the Shares; (d) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) becoming the beneficial owner of more than 15% of the Shares; or (e) any combination of the foregoing.

“Confidentiality Agreement” means the confidentiality agreement, dated October 20, 2011, between Parent and the Company.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Encumbrances” means mortgages, pledges, liens, security interests, encumbrances, charges or other adverse claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer.

“End Date” means June 1, 2012.

“Escrow Arrangements” means the account opening and escrow agreements with JPMorgan Chase Bank (China) Company Limited or its Affiliates and the deposit of the Required Available Onshore Cash Amount into an account with the foregoing as described in Section 7.15(e) on terms to be agreed among the Parent, Merger Sub, the Company and the Onshore Cash Escrow WFOE prior to the Effective Time.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by a party hereto or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under anti-trust, anti-monopoly law or other similar regulations and all other matters related to the closing of the Merger and the other Transactions.  For the avoidance of doubt, the Expenses of Parent or Merger Sub shall include all fees and expenses actually incurred or accrued by Parent or Merger Sub in connection with the Financing, including, without limitation, the Upfront Fees and Cancellation Fee set forth in the Facility Agreement (and in each case, as defined therein) and other fees and expenses set forth in the Finance Documents and the Transaction Security Documents (each as defined in the Facility Agreement).

“GAAP” means United States generally accepted accounting principles in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive materials.

“Indebtedness” means, with respect to any Person, without duplication:  (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all indebtedness of such Person for the deferred purchase of property or services; (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all Indebtedness of others referred to in clauses (a) through (e) above guaranteed directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; (e) rights of privacy and publicity; (f) registrations, applications, renewals and extensions for any of the foregoing in clauses (a)-(e); and (g) any and all other proprietary rights.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge, as of the date of this Agreement, of the Chief Executive Officer, Chief Financial Officer and General Counsel of the Company.

“Knowledge of Parent” or “Parent’s Knowledge” means the actual knowledge, as of the date of this Agreement, of any officer or director of Parent.

“Ku6” means Ku6 Media Co., Limited, a Subsidiary of the Company incorporated in the Cayman Islands.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“NASDAQ” means the NASDAQ Global Select Market.

“Onshore Cash Escrow WFOE" means Shengguan Business Advisory (Shanghai) Co. Ltd., a limited liability company incorporated in the PRC.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Other Financing” means the actions specified in Section 1.01 of the Parent Disclosure Schedule.

“Parent Board” means the board of directors of Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by Parent to the Company simultaneously with the signing of this Agreement.

“Parent Group” means Parent, Merger Sub, their respective direct and indirect shareholders and Affiliates and any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Parent and Merger Sub.

“Parent Ordinary Share” means the common share of Parent.

“Parent Termination Fee” means (i) an amount in cash equal to US$25,000,000 if the Parent Termination Fee becomes payable pursuant to Section 9.03(b) in connection with a termination of this Agreement pursuant to Section 9.01(c)(i) or Section 9.01(c)(ii), in either case, due to a willful breach of this Agreement by Parent or Merger Sub;  (ii) an amount in cash equal to US$18,000,000 if the Parent Termination Fee becomes payable pursuant to Section 9.03(b) in connection with a termination of this Agreement pursuant to Section 9.01(c)(v); or (iii) an amount in cash equal to US$10,000,000 if the Parent Termination Fee becomes payable in any other circumstance.

“Permitted Encumbrances” means:  (i) Encumbrances for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Encumbrances imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Encumbrances securing indebtedness or liabilities that (A) are reflected in the Company SEC Reports or Subsidiary SEC Reports filed or furnished prior to the date hereof, or (B) that have otherwise been disclosed to Parent in writing as of the date of this Agreement; (ix) matters which would be disclosed by an accurate survey or inspection of the real property which do not materially impair the occupancy or current use of such real property which they encumber; (x) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business; (xi) standard survey and title exceptions; and (xii) any other Encumbrances that have been incurred or suffered in the ordinary course of business and that would not have a Company Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Required Available Cash Amount” shall mean Available Cash in an aggregate amount not less than US$491,000,000.

“Required Available Onshore Cash Amount” shall mean Available Onshore Cash in an aggregate amount not less than the RMB equivalent of US$100,000,000.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Company and each of its wholly-owned Subsidiaries.

“Shanda Games” means Shanda Games Limited, a Subsidiary of the Company incorporated in the Cayman Islands.

“Share Repurchase Plan” means each of (i) the US$3,000,000 share repurchase program of the Company approved on March 22, 2010, (ii) the US$2,000,000 share repurchase program of the Company approved on June 2, 2010; (iii) the 2010 share repurchase program of Shanda Games approved on March 1, 2010; and (iv) the 2006 stock repurchase program of Ku6 approved in February 2006.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company’s board of directors consisting of members of the board of directors of the Company that are not affiliated with Parent or Merger Sub and are not members of the Company’s management.

“Specified Subsidiaries” means Shanda Games, Ku6, Cloudary and the Company’s directly-owned Subsidiaries.

“Subsidiary” or “Subsidiaries” of any specified Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries;

provided, however, that the following rules of interpretation shall be applied with respect to the use of the term “Subsidiary” or “Subsidiaries,” as they are applied to Shanda Games and Ku6: (i) when used in the representations and warranties of the Company contained in this Agreement, with respect to Shanda Games and Ku6, the representation or warranty shall be made solely to the Company’s Knowledge, and (ii) whenever this Agreement obligates any Subsidiary to take or not to take, or requires that the Company cause any Subsidiary to take, or not to take, any action, such covenant shall be satisfied with respect to Shanda Games and Ku6, upon the Company’s request of such Subsidiary to take, or not to take, as the case may be, such action.

“Subsidiary SEC Reports” means, collectively, all forms, reports, statements, schedules and other documents filed or furnished by any Subsidiary of the Company with the SEC since December 31, 2009.

“Superior Proposal” means a written bona fide offer or proposal made by a third party with respect to a Competing Transaction that the Company Board (upon recommendation of the Special Committee) determines, in its good faith judgment, after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel, and taking into account such factors as the Company Board (upon recommendation of the Special Committee) considers appropriate, which may include legal, financial and regulatory and other aspects of the proposal and any changes to the terms of this Agreement which may have been proposed by Parent pursuant to Section 7.03(e) in response to such offer or proposal or otherwise (including financing, regulatory approvals, shareholder litigations, identity of the Person or group making the offer or proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), to be (a) more favorable, including from a financial point of view, to the shareholders of the Company (other than holders of Founder Shares) than the Merger and (b) reasonably likely to be consummated; provided, however, that no offer or proposal shall be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such offer or proposal is not fully committed or if the receipt of any such financing is a condition to the consummation of such transaction, or if the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder  For purposes of the definition of “Superior Proposal”, each reference to “15%” in the definition of “Competing Transaction” shall be replaced with “50%”.

“Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) license, registration and documentation fees; and (d) customs duties, tariffs and similar charges.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means an amount in cash equal to US$10,000,000.

“Trademarks” means trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

Section 1.02   Other Defined Terms.  The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition

ADS	Section 3.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.03(c)
Alternative Facility Agreement	Section 7.15(a)
Alternative Financing	Section 7.15(a)
Articles of Association	Section 2.05
Bankruptcy and Equity Exception	Section 4.04(a)
Cayman Companies Law	Section 2.01
Cayman Plan of Merger	Section 2.03
Change in the Company Recommendation	Section 7.03(c)
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Affiliate	Section 4.06(b)
Company Intellectual Property	Section 4.14(a)
Company Options	Section 3.03(a)
Company Option Plans	Section 3.03(a)
Company SEC Reports	Section 4.07(a)
Damages	Section 7.05(b)
Deposit Agreement	Section 3.02(i)
Depositary	Section 3.02(i)
Dispute	Section 10.07(a)
Dissenting Shares	Section 3.01(b)
Dissenting Shareholders	Section 3.01(b)
Effective Time	Section 2.03

Defined Term	Location of Definition

Environmental Law	Section 4.16
Environmental Permits	Section 4.16
Exchange Fund	Section 3.02(a)
Excluded Shares	Section 3.01(b)
Facility Agreement	Section 5.08(b)
Financing	Section 5.08(b)
Founder Shares	Section 3.01(b)
Government Official	Section 4.06(b)
Indemnified Parties	Section 7.05(a)
Leased Real Property	Section 4.13(b)
Lender	Section 5.08(b)
Losses	Section 7.15(d)
Material Contracts	Section 4.17(a)
Merger	Recitals
Merger Sub	Preamble
Notice of Superior Proposal	Section 7.03(e)
Notice Period	Section 7.03(e)
Owned Real Property	Section 4.13(a)
Parent	Preamble
Paying Agent	Section 3.02(a)
Per ADS Merger Consideration	Section 3.01(b)
Per Share Merger Consideration	Section 3.01(b)
Plans	Section 4.11
Proxy Statement	Section 4.05(b)
Real Property Leases	Section 4.13(b)
Record Date	Section 7.02(a)
Required Company Vote	Section 4.04(c)
Restraint	Section 8.01(b)
Schedule 13E-3	Section 7.01(a)
Shares	Section 3.01(b)
Share Certificates	Section 3.02(c)
SIAC	Section 10.07(b)
SIAC Rules	Section 10.07(b)
specified currency	Section 1.03
Surviving Corporation	Section 2.01
Takeover Statute	Section 4.21
Uncertificated Shares	Section 3.02(c)

Section 1.03   Interpretation; Headings.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  When reference is made to an Article, Section, Exhibit, Appendix or Schedule, such reference is to an Article or Section of, or Exhibit, Appendix or

Schedule to, this Agreement unless otherwise indicated.  The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.  Each of the parties hereto has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of authorship of any of the provisions of this Agreement.  Where this Agreement specifies an amount in a given currency (the “specified currency”) or its “equivalent”, the “equivalent” is a reference to the amount of any other currency which, when converted into the specified currency utilizing the spot rate of exchange quoted by JPMorgan Chase Bank, N.A., acting through its Singapore branch, for the purchase of the specified currency with that other currency at or about 11 a.m. on the relevant date, is equal to the relevant amount in the specified currency.

ARTICLE II

THE MERGER

Section 2.01   The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Cayman Islands Companies Law (as amended) (the “Cayman Companies Law”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.  The Merger shall have the effects specified in the Cayman Companies Law.

Section 2.02   Closing.  Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, 6 Battery Road #25-03, Singapore 049909, at 10:00 a.m. (Singapore time), on the second Business Day immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) shall be satisfied or waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company (such date being the “Closing Date”).

Section 2.03   Effective Time.  On the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Cayman Plan of Merger”) in substantially the form contained in Appendix 1 hereto and the Company shall file the Cayman Plan of Merger and such other documents as required by the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law.

The Merger shall become effective at the time when the Cayman Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such other subsequent date or time as may be specified in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the “Effective Time”).

Section 2.04   Effect of the Merger.  At the Effective Time, the Merger shall have the effects specified in the Cayman Companies Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.05   Memorandum and Articles of Association.  At the Effective Time, the memorandum of association and articles of association of Merger Sub then in effect shall be the memorandum of association and articles of association (the “Articles of Association”) of the Surviving Corporation (except that, at the Effective Time, Article I of the Articles of Association shall be amended to read as follows:  “The name of the corporation is Shanda Interactive Entertainment Limited”) until thereafter changed or amended as provided therein or by applicable Law.

Section 2.06   Directors.  The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

Section 2.07   Officers.  The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association.

ARTICLE III

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 3.01   Conversion of Securities.  At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other shareholders of the Company:

(a)           Securities of Merger Sub.  Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Corporation.  Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation.

(b)           Merger Consideration.  Each ordinary share, par value US$0.01 per share, of the Company (a “Share” or, collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing two Shares (the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than Excluded Shares (as defined below) shall be cancelled in exchange for the right to receive US$20.675 in cash per Share without interest (the “Per Share Merger Consideration”).  As each ADS represents two Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares, shall represent the right to receive US$41.35 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement.  At the Effective Time, all of the Shares, including Shares represented by ADSs, shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly.  Each Share (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.02(e).  For the purposes of this Agreement, “Excluded Shares” means, collectively, (i) Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by each of Parent, its direct and indirect shareholders and their respective Affiliates prior to the Effective Time (“Founder Shares”) and (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Cayman Companies Law (“Dissenting Shareholders”).

(c)           Certain Adjustments.  Notwithstanding any provision of this Article III, if between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, solely by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction, the Per Share Merger Consideration and the Per ADS Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or any other similar transaction and to provide to the holders of Shares the same economic effect as contemplated by this Agreement prior to such action.

(d)           Untraceable and Dissenting Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time.  A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company;  or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (a) has been sent to such shareholder and has been returned undelivered or has not been cashed; or (b) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company; or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered.  In the event that monies due to Dissenting Shareholders and shareholders who are untraceable exceeds US$2,000,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing account for the benefit of Dissenting Shareholders and shareholders who are untraceable.  Monies unclaimed after a period of seven years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation.  Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(e)           Cancellation of Founder Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each Founder Share shall automatically be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto and the register of members of the Company will be amended accordingly.

Section 3.02   Exchange of Share Certificates.

(a)           Paying Agent.  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares and ADSs, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.01(b), Section 3.02(e) and Section 3.03(a) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in case of payments under Section 3.02(e), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).  If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, (i) such Shares shall cease to be Excluded Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such Dissenting Stockholder has withdrawn its demand for, or lost its rights to, appraisal rights pursuant to Section 238 of the Cayman Companies Law and (y) the Per Share Merger Consideration.

(b)           Investment of Exchange Fund.  The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion.  Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.01(b), Section 3.02(e) and Section 3.03(a) shall be returned to the Surviving Corporation or Parent (as directed by Parent) in accordance with Section 3.02(f).  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.01(b), Section 3.02(e) and Section 3.03(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 3.01(b), Section 3.02(e) and Section 3.03(a).

(c)           Exchange Procedures.  Promptly after the Effective Time (and in any event within (x) five Business Days in the case of record holders and (y) three Business Days in the case of the Depository Trust Company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying how the delivery of the Exchange Fund to registered holders of the Shares shall be effected, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for effecting the surrender of share certificates, if any, representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(g)) in exchange for the Per Share Merger Consideration.  Upon surrender of any Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, each registered holder of Shares represented by such Share Certificate and each registered holder of Shares which are not represented by a Share Certificate (“Uncertificated Shares”) shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled.  Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs upon surrender by them of the ADSs.  Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the Shares or ADSs.  In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(d)           Transfer Books; No Further Ownership Rights.  The Per Share Merger Consideration and Per ADS Merger Consideration paid in respect of the Shares upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Share Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law.  If, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and (except for Founder Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

(e)           Dissenter’s Rights.  No Person who has validly exercised their appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s appraisal rights under the Cayman Companies Law.  If a holder of Dissenting Shares effectively withdraws its demand for, or loses its rights to, appraisal rights under Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, such Shares shall cease to be Dissenting Shares.  Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Shares owned by such Dissenting Shareholder.  The Company shall give Parent (i) prompt notice of any written demands for appraisal and any other instruments served pursuant to applicable Law that are received by the Company relating to its shareholders’ rights of appraisal and (ii) the opportunity to direct or approve all negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(f)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation.  Any holder of Shares (other than Founder Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates, if any, (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(g)), without any interest thereon.

(g)           Lost, Stolen or Destroyed Share Certificates.  In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as an indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque to such Person in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(h)           Withholding Rights.  Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect to which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(i)           Termination of Deposit Agreement.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York, Mellon (formerly The Bank of New York) (the “Depositary”) to terminate the deposit agreement dated May 17, 2004 between the Company and the Depositary (the “Deposit Agreement”) in accordance with its terms.

(j)           No Liability.  None of the Surviving Corporation, Parent, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(k)           Fair Value.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration and the Per ADS Merger Consideration represent the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

(l)           No Further Dividends.  No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time shall be paid to the holder of any un-surrendered Share Certificates.

Section 3.03   Treatment of Company Options.

(a)           Treatment of Options.  As of the Effective Time, each option to purchase Shares (a “Company Option”) pursuant to the Company’s 2003 Share Incentive Plan and 2005 Equity Compensation Plan (collectively, the “Company Option Plans”) that is then outstanding and unexercised shall be cancelled and converted into the right to receive as soon as reasonably practicable after the Effective Time, a cash amount equal to (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price payable per Share issuable under such Company Option, without interest.  For the avoidance of doubt, Section 3.02(h) shall apply to the foregoing right to receive any cash amount under this Section 3.03(a).

(b)           Corporate Action.  At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of Section 3.03(a).  The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Options.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Parent and Merger Sub to enter into this Agreement, (a) except as set forth in the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), and (b) except as disclosed in the Company SEC Reports or the Subsidiary SEC Reports filed or furnished prior to the date of this Agreement (excluding “risk factors” sections or any language in such reports that is predictive or forward-looking, in each case other than any specific factual information contained therein), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01   Organization and Qualification; Subsidiaries.

(a)           The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority would not have a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified or licensed as a foreign corporation or other legal entity to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 4.02   Memorandum and Articles of Association.  The memorandum and articles of association, bylaws or other equivalent organizational documents, as applicable, of each of the Company and its Subsidiaries are in full force and effect.  Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association, bylaws or equivalent organizational documents, as applicable, in any material respect.

Section 4.03   Capitalization.

(a)           The authorized capital stock of the Company consists of 400,000,000 Shares and 100,000,000 preferred shares of a nominal or par value of US$0.01 each.  As of November 21, 2011, (i) 108,335,894 Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, and (ii) 1,579,896 Shares are reserved for future issuance pursuant to outstanding Company Options.  Each Company Option was granted in accordance with all applicable Laws in all material respects, all of the terms and conditions of the relevant Company Option Plan and in compliance with the rules and regulations of NASDAQ in all material respects.  All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)           Except as set forth in Section 4.03(b) of the Company Disclosure Schedule, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any Specified Subsidiary relating to the issued or unissued share capital of the Company or any of its Specified Subsidiaries or obligating the Company or any of its Specified Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Specified Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Specified Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding.  Other than the Share Repurchase Plans, there are no outstanding contractual obligations of the Company or any of its Specified Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries.  As of the date of this Agreement, no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote are issued or outstanding.

(c)           Each outstanding share of capital stock of, or other equity interest in, each Subsidiary wholly owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the Company or another of its wholly owned Subsidiaries free and clear of all Encumbrances (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests.  Each outstanding share of capital stock of or other equity interest that are directly or indirectly owned by the Company in each Subsidiary that is not wholly owned by the Company is (i) duly authorized, validly issued, fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction), (ii) owned by the

Company or another of its Subsidiaries free and clear of all Encumbrances (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share of capital stock or other equity interests.

Section 4.04   Authority Relative to This Agreement.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the approval of this Agreement and the Merger, obtaining the Company Shareholder Approval).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)           The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by unanimous vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, has (i) approved and declared advisable the Merger, the other Transactions and this Agreement; (ii) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders (other than holders of Founder Shares); (iii) resolved to recommend the approval and adoption of this Agreement, and directed that this Agreement be submitted for approval, by the shareholders of the Company at the Company Shareholders’ Meeting; and (iv) taken all such actions as may be required to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions, including obtaining any necessary consents in respect of the Company Option Plans.

(c)           The only vote of the holders of any class or series of share capital of the Company necessary to approve and adopt this Agreement and the Merger is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders’ Meeting (the “Required Company Vote”).

Section 4.05   No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries; (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of the Company or any of its Subsidiaries (other than Permitted Encumbrances) pursuant to, any note, bond, mortgage, indenture, deed of trust, contract, agreement, Lease, Company Permit or other instrument or obligation to which the Company of any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect.

(b)           Other than filings and/or notices required for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of the Schedule 13E-3, the furnishing of Form 6-K with the proxy statement relating to the Merger (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the SEC, if any, on such documents), (ii) compliance with the rules and regulations of NASDAQ, and (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions, except for those that the failure to make or obtain would not have a Company Material Adverse Effect.

Section 4.06   Permits; Compliance.

(a)           (i) The business of each of the Company and its Subsidiaries is conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all Company Permits necessary for the lawful conduct of its business and the ownership, use, occupancy and operation of its assets and properties, (iv) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (v) no such Company Permit shall cease to be effective as a result of the Transactions, except, in each case, for such non-compliance or non-possession as would not have a Company Material Adverse Effect.

(b)           Except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees or, to the Knowledge of the Company, any agent, or any other person acting for or on behalf of the Company or any Subsidiary (each, a “Company Affiliate”) has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Law or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Authority (including any political party or official thereof), or to any candidate for political office (each, a “Government Official”) for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company, any of its Subsidiaries or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person.

Section 4.07   SEC Filings; Financial Statements.

(a)           The Company has filed, or furnished, as the case may be, all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since December 31, 2009 (the “Company SEC Reports”).  The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act (in each case, as amended and including the rules and regulations promulgated thereunder), and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Except for Shanda Games, Ku6 and Cloudary, no Subsidiary of the Company is required to file any form, report, statement, schedule or other document with the SEC.

(b)           The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)           The audited consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present, or, in the case of Company SEC Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies for the periods set forth therein, in each case in accordance with GAAP.

(d)           The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to its chief executive officer and chief financial officer or other persons performing similar functions.  To the Company’s Knowledge, neither the Company nor its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company

Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated.  To the Company’s Knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

Section 4.08   No Undisclosed Liabilities.  None of the Company or any Subsidiary of the Company has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (i) which have not and would not have a Company Material Adverse Effect, (ii) reflected or reserved against in the 2010 Balance Sheet included in the Company SEC Reports, (iii) incurred after December 31, 2010, in the ordinary course of business consistent with past practice, or (iv) incurred pursuant to the Transactions.

Section 4.09   Absence of Certain Changes or Events.  Except as set forth in Section 4.09 of the Company Disclosure Schedule, since December 31, 2010, (a) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (b) there has not been (A) any change in the financial condition, business or results of their operations or any circumstance, occurrence or development of which the Company has Knowledge which has had a Company Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company); (C) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; or (D) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 4.10   Absence of Litigation.  Except as set forth in Section 4.10 of the Company Disclosure Schedule, to the Knowledge of the Company, as of the date hereof, there is no Action pending or threatened against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Authority that has had a Company Material Adverse Effect.  None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Company, continuing investigation by, any Governmental Authority or any Order of any Governmental Authority, except as would not have a Company Material Adverse Effect.

Section 4.11   Employee Benefit Plans

(a)           All material benefit and compensation plans, agreements, or arrangements, including, without limitation, plans and agreements to provide severance or fringe benefits, (the “Plans”) covering current or former Service Providers are listed in Section 4.11(a) of the

Company Disclosure Schedule.  True and complete copies of each Plan (or a summary thereof, if the Plan is not in writing), including all amendments thereto, have been provided or made available to Parent and Merger Sub.  Except as disclosed in Section 4.11(a) of the Company Disclosure Schedule: (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Plan or modify or change any existing Plan; and (ii) since December 31, 2010 there has been no material change, amendment, modification to, or adoption of, any Plan.

(b)           Except as (i) would not have a Company Material Adverse Effect, and (ii) otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (x) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Plans or otherwise; (y) increase any benefits otherwise payable under any of the Plans; or (z) result in any acceleration of the time of payment or vesting of any such benefits.

(c)           There is no outstanding Order against the Plans that would have a Company Material Adverse Effect.  Except as would not have a Company Material Adverse Effect, each document prepared in connection with a Plan complies with applicable Law.  Except as would not have a Company Material Adverse Effect, (i) each Plan has been operated in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (ii) no circumstance, fact or event exists that could result in any default under or violation of any Plan, and no Action is pending or threatened with respect to any Plan.

(d)           To the Knowledge of the Company, the Company is not obligated, pursuant to any of the Plans or otherwise, to grant any options to purchase Shares to any Service Provider after the date hereof.

Section 4.12   Labor and Employment Matters.

(a)           Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement applicable to persons employed by the Company or any of its Subsidiaries.  Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining agreement and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement or contract; and (ii) there are no unfair labor practice complaints pending against the Company or any of its Subsidiaries before any Governmental Authority.

(b)           Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of Taxes, and (ii) there is no charge of discrimination in employment or employment practices, for any reason, including, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person.

Section 4.13   Real Property.

(a)           Section 4.13(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company and its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (the “Owned Real Property”).  Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b)           The Company has made available to Parent copies of all leases, subleases and other agreements (collectively, the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is material to the business of the Company and its Subsidiaries taken as a whole (the “Leased Real Property”) (and all modifications, amendments and supplements thereto).  Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(c)           As of the date of this Agreement, no party to any such Real Property Leases has given written notice to the Company or any of its Subsidiaries of or made a written claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d)           Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.14   Intellectual Property.

(a)           Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Encumbrances (other than Permitted Encumbrances).

(b)           Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property.  Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries infringes, dilutes or misappropriates any Intellectual Property rights of any Person; provided, that, this representation shall be subject to the Knowledge of the Company with respect to patent rights of any Person.  Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, no third party is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any Subsidiary of the Company.

(c)           Except as would not have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened, Actions by any Person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property.

(d)           Except as would not have a Company Material Adverse Effect, the Company and each Subsidiary of the Company own all right, title and interest in and to all Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Subsidiary of the Company, and all current or former employees, consultants, or contractors who have participated in the creation or development of any such Intellectual Property, have executed and delivered to the Company or such Subsidiary of the Company a valid and enforceable agreement (i) providing for the non-disclosure by such Person of confidential information and (ii) providing for the assignment by such Person to the Company or such Subsidiary of the Company of any Intellectual Property developed or arising out of such Person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company.

(e)           The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each material item of Intellectual Property that they own.  Immediately subsequent to the Effective Time, the Company Intellectual Property shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions materially identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Effective Time.

(f)           Except as would not have a Company Material Adverse Effect, the Company IT Assets are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business and the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

Section 4.15   Taxes.

(a)           Except as would not have a Company Material Adverse Effect, all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all material respects.

(b)           Except as would not have a Company Material Adverse Effect, all Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been timely paid.  The unpaid Taxes of the Company and its Subsidiaries did not, as of December 31, 2010, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the 2010 Balance Sheet (including any notes thereto).  Neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes since December 31, 2010 other than in the ordinary course of business consistent with past practice.  Except as would not have a Company Material Adverse Effect, there are no Tax liens on the assets of the Company or any of its Subsidiaries other than for Taxes not yet due and payable and Taxes that are being contested in good faith and by appropriate proceedings.

(c)           Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to their employees, independent contractors, creditors and other third parties (and timely paid over such Taxes to the appropriate Governmental Authority).

(d)           Neither the Company nor any of its Specified Subsidiaries has executed any outstanding waiver of any statute of limitations or outstanding extension of the period, for the assessment or collection of any Tax and there has been no request by a Governmental Authority to execute such a waiver or extension.  No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Specified Subsidiaries is currently in progress, and neither the Company nor any of its Specified Subsidiaries has been notified of any written request for, or, to the Knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding.  No deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company or any of its Specified Subsidiaries that has not been satisfied by payment, settled or withdrawn.  No claim has been made by a Governmental Authority in a jurisdiction where the Company or any Specified Subsidiary of the Company does not file Tax Returns that the Company or such Specified Subsidiary is or may be subject to taxation by such jurisdiction.

(e)           Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authority.  No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates.  No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or threatened.  Except as would not have a Company Material Adverse Effect, the Transactions will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 4.16   Environmental Matters.  Except as would not have a Company Material Adverse Effect:

(a)           The Company and its Subsidiaries are in compliance with all applicable Environmental Laws.  The Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect.

(b)           To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law.

(c)           Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority or agreement with any third party concerning liability under any Environmental Law.

As used herein, the term “Environmental Law” means any applicable PRC local, provincial or national Law relating to: (A) the protection of health, safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.  This Section 4.16 constitutes the only representations and warranties of the Company with respect to Environmental Law.

Section 4.17   Material Contracts.

(a)           Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports or the Subsidiary SEC Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

(i)           any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act; and

(ii)          any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act.

Each such Contract described in clauses (i) through (ii) above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract”.

(b)           Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.18   Insurance.  Except as would not have a Company Material Adverse Effect, (a) all insurance policies and all self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, and (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost.

Section 4.19   Opinion of Financial Advisor.  The Special Committee has received the written opinion of Merrill Lynch (Asia Pacific) Limited, dated as of the date hereof, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares and ADSs (other than holders of Founder Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Special Committee.  It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 4.20   Brokers.  No broker, finder or investment banker (other than Merrill Lynch (Asia Pacific) Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.  The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with Merrill Lynch (Asia Pacific) Limited pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.21   Takeover Statute.  The Company is not a party to any shareholder rights plan or “poison pill” agreement.  No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 4.22   No Additional Representations.  Except for the representations and warranties made by the Company in Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing.  Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01   Corporate Organization.  Parent is a business company duly organized, validly existing and in good standing under the Laws of British Virgin Islands and Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands and each of Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 5.02   Certificate of Incorporation and Bylaws.  The certificate of incorporation and memorandum and articles of association of each of Parent and the Merger Sub, as previously provided to the Company, are in full force and effect.  Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or memorandum and articles of association in any material respect.

Section 5.03   Capitalization.

(a)           The authorized share capital of Parent consists of 50,000 Parent Ordinary Shares.  As of the date of this Agreement, (i) 100 Parent Ordinary Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable.  There are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub.  All Parent Ordinary Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.  As of the date of this Agreement, the Schedule 13D with respect to the Company filed with the SEC on October 24, 2011 by Parent and its Affiliates completely and correctly sets forth the legal and beneficial owners of all issued and outstanding Parent Ordinary Shares.  As of the Effective Time, the then-current Schedule 13D with respect to the Company filed with the SEC by Parent and its Affiliates shall completely and correctly set forth the legal and beneficial owners of all issued and outstanding Parent Ordinary Shares.

(b)           The authorized share capital of Merger Sub consists of one share of common stock, par value US$1.00 per share, all of which are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereof and all of which are owned by Parent.  Each outstanding share of capital stock of Merger Sub is owned by Parent free and clear of all Encumbrances, except for the purpose of the Financing and except where failure to own such shares free and clear would not, individually or in the aggregate, materially adversely affect Parent’s ability to consummate the Transactions.

Section 5.04   Authority Relative to This Agreement.

(a)           Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions.  This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)           The board of directors of Parent (the “Parent Board”), the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the Parent Board, the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub to effect the Transactions.

Section 5.05   No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other Transactions will not (i) conflict with or violate the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than any Encumbrance for the purposes of the Financing) on any property or asset of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, deed of trust, contract, agreement, Lease, permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

(b)           Other than (i) the filings and/or notices pursuant to Section 13 of the Exchange Act (including the joining of Parent and Merger Sub (and certain of their Affiliates) in the filing of the Schedule 13E-3, the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, and the filing of a Schedule 13D with the SEC), (ii) compliance with the rules and regulations of NASDAQ, and (iii) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law and related documentation, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

Section 5.06   Absence of Litigation.  As of the date hereof, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Order.  As of the date hereof, there is no Action pending or to the Knowledge of Parent, threatened against Parent or Merger Sub which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or any of the other Transactions.

Section 5.07   Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions, and has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other Transactions.  Parent has no Subsidiaries other than the Company and Merger Sub, and Merger Sub has no Subsidiaries.

Section 5.08   Available Funds and Financing

(a)           Assuming (i) the Financing is funded in accordance with the Facility Agreement and (ii) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.02(a) and Section 8.02(b) or the waiver of such conditions, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for the payment to the Paying Agent of the aggregate amount of the Exchange Fund and any other amounts required to be paid in connection with the consummation of the Merger, the Financing and the other Transactions and to pay all related fees and expenses.

(b)           Parent has delivered to the Company a true, correct and complete copy of an executed Facility Agreement, dated as of the date of this Agreement (the “Facility Agreement”), between Parent, Merger Sub and JPMorgan Chase Bank, N.A., acting through its Singapore branch (or any of its Affiliates)(the “Lender”), pursuant to which the Lender has committed to provide debt financing to Merger Sub in the aggregate amount set forth therein (the “Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other Transactions.  The Facility Agreement, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub and the other parties thereto (subject to the Bankruptcy and Equity Exception).  The Facility Agreement has not been amended or modified, no such amendment or modification is contemplated, the obligations and commitments contained in the Facility Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated.  Parent or Merger Sub has fully paid any and all fees in connection with the Facility Agreement that are payable on or prior to the date hereof.

(c)           No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto, under the Facility Agreement; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV.  Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time; provided, however, that Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV, or compliance by the Company with its obligations hereunder.  The Facility Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.

(d)           There are no side letters or other oral or written Contracts related to the funding of the full amount of the Financing other than (i) as expressly set forth in the Facility Agreement, and (ii) any customary engagement letter(s) and non-disclosure agreement(s) (copies of which have been delivered to the Company).

Section 5.09   Brokers.  No broker, finder or investment banker (other than J.P. Morgan Securities (Asia Pacific) Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.10   Solvency.  Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.  Assuming (i) the solvency of the Company immediately prior to the Effective Time, (ii) accuracy of the representations and warranties made by the Company in Article IV, and (iii) the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, immediately after giving effect to all of the Transactions contemplated hereby, including the Financing (and any Alternative Financing, if applicable), the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration and the aggregate amount of consideration payable in respect of Company Options in accordance with Section 3.03(a), the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related fees and expenses, the Surviving Corporation will be solvent at and immediately after the Effective Time, as such term is used under the laws of the Cayman Islands.

Section 5.11   Ownership of Securities. None of Parent, Merger Sub or any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company or its Subsidiaries or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or its Subsidiaries, except (i) as of the date hereof, as disclosed on the Schedule 13D with respect to the Company filed with the SEC on October 24, 2011 by Parent and its Affiliates, and (ii) as of the Effective Time, as disclosed on the then-current Schedule 13D with respect to the Company filed with the SEC by Parent and its Affiliates.

Section 5.12   Certain Actions. Other than this Agreement, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s management, directors or shareholders, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.13   Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information.  Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other.  Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

Section 5.14   No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01   Conduct of Business by the Company Pending the Merger.

(a)           The Company covenants and agrees that, between the date of this Agreement and the Effective Time, except (i) as required by applicable Law, (ii) as set forth in Section 6.01(a) of the Company Disclosure Schedule, (iii) as expressly contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent, the businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice in all material respects and the Company and each of its Subsidiaries shall use their reasonable best efforts to (A) preserve substantially intact their existing assets, (B) preserve substantially intact their business organization, (C) keep available the services of their current officers and key employees, (D) maintain and preserve intact their current relationships with customers, suppliers and distributors with which the Company or any of its Subsidiaries has material business relations, and (E) comply in all material respects with applicable Law.

(b)           By way of amplification and not limitation, except as set forth in Section 6.01(a) of the Company Disclosure Schedule, as required by applicable Law, as expressly contemplated or permitted by any other provision of this Agreement or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company will not and will not permit its Subsidiaries to:

(i)           amend or otherwise change its memorandum and articles of association or other equivalent organizational documents;

(ii)          (A) issue, sell, pledge, terminate or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the issuance, sale, pledge, termination or disposition of, or granting or placing of an Encumbrance on, any share capital or other ownership interests, of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries (except for the issuance of up to a maximum of 1,579,896 Shares issuable pursuant to the Company Option Plans and only in the event of the exercise of a Company Option issued prior to the date hereof);

(iii)         (A) sell, pledge or dispose of, (B) grant an Encumbrance on or permit an Encumbrance to exist on, or (C) authorize the sale, pledge or disposition of, or granting or placing of an Encumbrance on, any assets of the Company or any of its Subsidiaries having a current value in excess of US$50,000,000, except in the ordinary course of business and in a manner consistent with past practice;

(iv)         declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries;

(v)           adjust, reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital;

(vi)         (A) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any assets, except for any such acquisitions for consideration not exceeding US$50,000,000; (B) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contribution to, or investment in, any Person, except for Indebtedness the outstanding amount of which (after deducting the aggregate amount of cash and cash equivalents held by the Company and its Subsidiaries), does not exceed US$200,000,000 or its equivalent in the aggregate for the Company and its Subsidiaries; (C) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$50,000,000 for the Company and its Subsidiaries taken as a whole, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice; or (D) amend any Contract with respect to any matter set forth in this Section 6.01(b)(vi);

(vii)        create any new Subsidiary;

(viii)       engage in the conduct of any new line of business outside of its existing business segments material to the Company and its Subsidiaries, taken as a whole;

(ix)          make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(x)           settle any Action, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$10,000,000, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xi)          enter into, materially amend or modify, or consent to the termination of any Material Contract, or enter into, amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xii)         make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xiii)        (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company Intellectual Property or Company IP Agreement; (B) grant to any third party any license, or enter into any covenant not to sue, with respect to any material Company Intellectual Property, except non-exclusive licenses in the ordinary course of business consistent with past practice; (C) develop, create or invent any Intellectual Property jointly with any third party, except under existing arrangements in the ordinary course of business; (D) disclose or allow to be disclosed any material confidential information or material confidential Company Intellectual Property to any Person, other than employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, except under existing arrangements or in the ordinary course of business consistent with past practice; or (D) fail to notify Parent promptly of any material infringement, misappropriation or other violation of or conflict with any material Company Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such Company Intellectual Property;

(xiv)        except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as otherwise required by applicable Law or carried out in the ordinary course of business consistent with past practice, (A) enter into any new employment or compensatory agreements (including the renewal of any consulting agreement) with any executive officer or director of the Company or any of its wholly-owned Subsidiaries, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any Service Provider except in the ordinary course of business consistent with past practice, (C) establish, adopt, materially amend or terminate any Plan (except as required by Law) or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Plan, to the extent not already required in any such Plan or contemplated by this Agreement, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries;

(xv)         fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xvi)        (i) take any action, or omit to take any action, that would result in a breach of any covenants with respect to the Company and its Subsidiaries set forth in the

Facility Agreement (whether financial or otherwise) (or any Alternative Facility Agreement, if applicable), which would result in a Default under the Facility Agreement (or any Alternative Facility Agreement, if applicable), (ii) take any action, or omit to take any action, that would result in a breach of any of the representations and warranties with respect to the Company and its Subsidiaries as set forth in the Facility Agreement (or any Alternative Facility Agreement, if applicable), which would result in a Default under the Facility Agreement (or any Alternative Facility Agreement, if applicable) or (iii) take any other action, or omit to take any other action, which would result in a Default under the Facility Agreement (or any Alternative Facility Agreement, if applicable); in each of the cases of (i), (ii) and (iii), as if the Company and its Subsidiaries were subject to the provisions of the Facility Agreement (or any Alternative Facility Agreement, if applicable) as of the date hereof; provided, that any action or inaction by the Company or its Subsidiaries that would otherwise be a breach of this Section 6.01(b)(xvi) shall be deemed not to be a breach if it is curable and fully cured in accordance with the terms of the Facility Agreement (or any Alternative Facility Agreement, if applicable); or

(xvii)       agree, authorize, commit, or enter into any formal agreement to do any of the foregoing.

Section 6.02   Conduct of Business by Parent and Merger Sub Pending the Merger.  Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03   No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations.  Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01   Preparation of Proxy Statement and Schedule 13E-3.

(a)           As promptly as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement.  The Company shall use reasonable efforts to cause the Proxy Statement to be filed with the SEC as an exhibit to the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the shareholders of the Company (the “Schedule 13E-3”)  within fourteen calendar days after the date hereof.  Each of Parent, Merger Sub and the

Company shall promptly furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement.  No filing of or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon.  If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

(b)           Concurrently with the preparation of the Proxy Statement, Parent, Merger Sub, their Affiliates and the Company shall use reasonable efforts to (i) prepare the Schedule 13E-3 and (ii) cause it to be filed with the SEC within fourteen calendar days after the date hereof.  Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3.  Each party agrees to notify the other parties of any comments (and to provide the other parties and their respective counsels with copies of any written comments) that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 within twenty-four hours after receipt thereof.  Each of Parent, Merger Sub and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3.  Each of Parent, Merger Sub, the Company, and their respective counsels shall be given a reasonable opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to filing with the SEC.  Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC.

(c)           As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall mail the Proxy Statement and all other proxy materials to the holders of the Shares and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

Section 7.02   Company Shareholders’ Meeting.

(a)           Subject to Section 9.01, as promptly as reasonably practicable, but in any event no later than two calendar days, after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement, the Company shall take, in accordance with applicable Law and its memorandum and articles of association, all action necessary to call, give notice of, and convene the Company Shareholders’ Meeting for the purpose of obtaining the Company Shareholder Approval.  No later than the thirtieth calendar day after the date on which the notice of the Company Shareholders’ Meeting is issued, the Company shall hold such Company Shareholders’ Meeting in accordance with its memorandum and articles of association; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Shareholders’ Meeting for up to thirty calendar days (but in any event no later than the End Date), (i) with the consent of Parent; (ii) if at the time the Company Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders’ Meeting; or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary or advisable under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting.  Parent may request on only one occasion that the Company adjourn or postpone the Company Shareholders Meeting for up to thirty calendar days (but in any event no later than the End Date), (x) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Company Shareholder Approval or (y) in order to allow reasonable additional time for (1) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (2) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting, in which event the Company shall, in each case, cause the Company Shareholders’ Meeting to be postponed or adjourned in accordance with Parent’s request.  In no event shall any such adjournment or postponement be longer than thirty days after the originally schedule meeting date or result in the Company Shareholders’ Meeting being held later than five Business Days prior to the End Date.

(b)           The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders’ Meeting (the “Record Date”).  Once the Company has established the Record Date, the Company shall not change such Record Date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by applicable Law.  In the event that the date of the Company Shareholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Law.

(c)           Subject to Section 7.03, the Company Board shall make the Company Recommendation and shall take all actions reasonably necessary in accordance with applicable Law and the memorandum and articles of association of the Company, to solicit the Company Shareholder Approval.  Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten Business Days prior to the date of the Company Shareholders’ Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

Section 7.03   Competing Transactions.

(a)           Except as set forth in this Section 7.03, the Company agrees that from the date hereof until the Effective Date or, if earlier, the termination of this Agreement in accordance with Section 9.01, neither it nor any of its Subsidiaries nor any of their respective Representatives will, and that it will cause each of its Subsidiaries and each of its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including without limitation any proposal or offer to the Company’s shareholders) with respect to, or that may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with, or provide any non-public information or data concerning the Company or any Subsidiary to, any Person or entity in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction (other than to state that the Company is not permitted to have discussions), (iii) agree to, approve, endorse, recommend, execute, enter into or consummate any Competing Transaction or any proposal or offer that may reasonably be expected to lead to a Competing Transaction, or that requires the Company to abandon this Agreement or  the Merger, (iv) grant any waiver, amendment or release under any standstill or confidentiality agreement or Takeover Statutes (and the Company shall promptly take all steps necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality or standstill agreement or Takeover Statute), or (v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing.  The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach by the Company of this Section 7.03(a).  Upon execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its Subsidiaries’ Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Persons conducted prior to the execution of this Agreement by the Company, any of its Subsidiaries or any of their Representatives with respect to a Competing Transaction and deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Competing Transaction, effective on and from the date hereof.  The Company shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring (whether by merger, acquisition of share or assets or otherwise) the Company or any of its Subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement and, if requested by Parent, to enforce such Person’s obligation to do so.

(b)           The Company shall promptly (and in any event, within 48 hours after the Company attains knowledge thereof) notify Parent in writing, after the receipt by the Company, any or its Subsidiaries or any of their respective Representatives of any written proposal, inquiry, offer or request (or any amendment thereto) with respect to a Competing Transaction including any written request for discussions or negotiations and any request for information relating to the

Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries.  Such notice shall indicate the identity of the Person making such proposal, inquiry, offer or request and a description of such proposal, inquiry, offer or request, including the terms and conditions (if any) of such proposed Competing Transaction, and the Company shall promptly (and in any event, within 48 hours after receipt by the Company) provide to Parent copies of any written materials received by the Company in connection with any of the foregoing.  The Company agrees that it shall keep Parent reasonably informed, on a prompt basis, of the status and material details of (including discussions with respect to or amendments or proposed amendments to) (i) any such proposal, inquiry, offer or request and (ii) any information requested of or provided by the Company pursuant to Section 7.03(c).  The Company shall provide Parent with at least 48 hours prior notice of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee is reasonably expected to consider any proposal, inquiry, offer or request with respect thereto (or any lesser advance notice otherwise provided to members of the Company Board or Special Committee in respect of such meeting).  The Company agrees that it shall promptly (and in any event, within 48 hours) provide to Parent any material nonpublic information concerning the Company that may be made available pursuant to Section 7.03(c) to any other Person in response to any such proposal, inquiry, offer or request (or any amendment thereto).

(c)           Notwithstanding anything to the contrary in Section 7.03(a), at any time prior to the receipt of the Company Shareholder Approval, the Company may, subject to compliance with this Section 7.03(c) and acting under the direction of the Special Committee, furnish information to, and enter into discussions with, a Person who has made a written bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from a material breach of Section 7.03(a) if, prior to furnishing such information and entering into such discussions, the Company Board (upon recommendation of the Special Committee) has (i) determined, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and of outside legal counsel) that (A) such proposal or offer constitutes, or may reasonably be expected to lead to, a Superior Proposal and (B) the failure to furnish such information to, or enter into such discussions with, the Person who made such proposal or offer would be inconsistent with the Company Board’s fiduciary duties under applicable Law, (ii) provided written notice to Parent of its intent to furnish information or enter into discussions with such Person at least two Business Days prior to taking any such action, and (iii) obtained from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and, promptly following its execution, delivered to Parent a copy of such Acceptable Confidentiality Agreement.

(d)           Except as set forth in Section 7.03(e), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw (or not continue to make), qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Competing Transaction, (C) (x) fail to publicly recommend against any Competing Transaction or (y) fail to publicly reaffirm the Company Recommendation, in each case of (x) and (y) within two Business Days after Parent so requests in writing, (D) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten Business Days after the commencement of such Competing Transaction, (E) fail to include the Company Recommendation in the Proxy Statement, or (F) enter into any letter of intent, memorandum of understanding or similar document or Contract relating to any Competing Transaction (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03(c)) (any action described in clauses (A) through (F), a “Change in the Company Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any acquisition agreement, merger agreement or other similar definitive agreement relating to any Competing Transaction (an “Alternative Acquisition Agreement”).

(e)           Notwithstanding anything to the contrary contained herein, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (upon recommendation of the Special Committee) may (x) make a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 9.01(c)(iii), or (y) if the Company has received a written, bona fide proposal or offer with respect to a Competing Transaction that did not arise or result from a material breach of Section 7.03(a), that is not withdrawn and that the Company Board (upon recommendation of the Special Committee) determines, in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and of outside legal counsel) constitutes, or may reasonably be expected to lead to, a Superior Proposal, make a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 9.01(c)(iv) to enter into an Alternative Acquisition Agreement, in the case of both clause (x) and (y), if the Company Board (upon recommendation of the Special Committee) determines in its good faith judgment (after having received the advice of outside legal counsel), that the failure to do so would be inconsistent with its fiduciary duties under applicable Law.  Additionally, prior to effecting a Change in the Company Recommendation in connection with a Superior Proposal and/or terminating this Agreement pursuant to Section 9.01(c)(iv) to enter into an Alternative Acquisition Agreement, in each case as permitted by clause (y) of this Section 7.03(e), (A) the Company shall have provided written notice to Parent and Merger Sub (a “Notice of Superior Proposal”) advising Parent and Merger Sub that the Company Board has received a Superior Proposal, stating that the Company Board intends to make a Change in the Company Recommendation and/or terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 9.01(c)(iv) (as applicable), and specifying the information required to be included in any notice required to be delivered to Parent under Section 7.03(b), (B) the Company shall have, and shall have caused its Representatives to, during the three Business Day period following receipt by Parent and Merger Sub of the Notice of Superior Proposal (the “Notice Period”), negotiate with Parent and Merger Sub in good faith (to the extent that Parent and Merger Sub desires to negotiate), to make such adjustments in the terms and conditions of this Agreement and the Facility Agreement so that such Superior Proposal ceases to constitute a Superior Proposal; provided, however, that any amendment to the terms of such Superior Proposal during the Notice Period shall require a new Notice of Superior Proposal of the terms of such amended Superior Proposal from the Company and an additional Notice Period that satisfies this Section 7.03(e), and (C) following the end of the Notice Period, the Company Board (upon recommendation of the Special Committee) shall have determined in its good faith judgment (after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel) that the Superior Proposal giving rise to the Notice of Recommendation Change continues to constitute a Superior Proposal.

(f)           Nothing contained in this Section 7.03 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to a Competing Transaction; provided, however, that if such disclosure includes a Change in the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in the Company Recommendation and Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 9.01(d) (it being understood that a statement by the Company that describes the Company’s receipt of a Competing Transaction and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act shall not be deemed a Change in the Company Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

Section 7.04   Access to Information; Confidentiality.

(a)           Except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any of its Subsidiaries is subject (provided, that the Company shall use its reasonable best efforts to promptly obtain any consent required under such contract or agreement in order that it may comply with the terms of this Section 7.04(a), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms or the Effective Time, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) furnish as promptly as reasonably practicable to Parent such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of the Company and its Subsidiaries as Parent or its Representatives may reasonably request; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by, the Confidentiality Agreement or any similar agreement with respect to such information, (B) take or allow actions that would unreasonably interfere with the operation of the business of the Company and its Subsidiaries, or (C) provide access to or furnish any information if doing so would violate any applicable Law or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any Subsidiary’s privilege with respect thereto.

(b)           All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Confidentiality Agreement.

(c)           No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05   Directors’ and Officers’ Indemnification and Insurance.

(a)           The indemnification, advancement of expenses and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors, officers or employees of the Company or any Subsidiaries (the “Indemnified Parties”).  The Memorandum and Articles of Association will contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)           From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (X) the approval of this Agreement, the Merger or the other Transactions or arising out of or pertaining to the Transactions; and (Y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(c)           The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the Transactions) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance.  In addition, the Company may at its option purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits as the existing directors’ and officers’ liability insurance maintained by the Company.  If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 7.05(c) shall terminate.

(d)           If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 7.05 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)           The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f)           The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 7.05 is not prior to or in substitution for any such claims under any such policies.

Section 7.06   Stock Exchange Delisting.  Parent shall use commercially reasonable efforts to cause the Shares and the ADSs to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 7.07   Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company.  Thereafter, unless otherwise required by applicable Law or the requirements of NASDAQ, each of Parent and the Company shall each use its reasonable best efforts to consult with the other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, Competing Transaction, Superior Proposal or any action taken by the

Company, the Company Board or the Special Committee permitted under Section 7.03); provided, however, that this Section 7.07 shall terminate upon a Change in the Company Recommendation.

Section 7.08   Notification of Certain Matters.

(a)           From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied, and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(b)           From and after the date of this Agreement until the earlier to occur of the Effective Date or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (ii) any Action commenced or, to its knowledge, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article IV or Article V, as applicable, or which relates to the consummation of the Transactions.

Section 7.09   Reasonable Best Efforts; Further Action.

(a)           Each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to contracts with the Company and the Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders.

(b)           Each party hereto agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the

Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 7.10   Expenses.  In the event that the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other Transactions shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

Section 7.11   Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other Transactions.

Section 7.12   Resignations.  To the extent requested by Parent in writing at least three Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company designated by Parent.

Section 7.13   Participation in Litigations.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the Transactions.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Transactions, and no such litigation shall be settled without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.14   Obligations of Parent and Merger Sub.

(a)           Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

(b)           At the Company Shareholders' Meeting and any other meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Merger or any other Transaction contemplated herein is sought, Parent shall, and shall cause its Affiliates to, vote the Founder Shares in favor of granting the Company Shareholder Approval.

Section 7.15   Financing.

(a)           Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Financing on the terms and conditions described in the Facility Agreement (including any “market flex” provisions) and shall not permit any amendment or modification to be made to, any waiver of any provision or remedy under, or any termination of, the Facility Agreement unless such action or actions, individually or in the aggregate, would not reasonably be expected to (i) materially delay or prevent the Closing Date, (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or (iii) materially prevent, delay or impair the availability of the Financing or the consummation of the Transactions).  Each of Parent and Merger Sub shall use its reasonable best efforts to (I) maintain in effect the Facility Agreement until the Transactions are consummated, (II) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Facility Agreement that are applicable to Parent and Merger Sub and otherwise comply with its obligations thereunder, (III) enforce its rights under the Facility Agreement (including by suit or other appropriate proceeding), and (IV) cause the Lender and any other Persons providing the Financing to fund the Financing at or prior to the Effective Time.  Without limiting the generality of the foregoing, Parent and Merger Sub shall use commercially reasonable efforts to give the Company prompt notice: (a) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to the Facility Agreement; (b) of the receipt of any notice or other communication from any person with respect to any: (x) actual or potential breach, default, termination or repudiation by any party to the Facility Agreement or any definitive document related to the Financing or (y) material dispute or disagreement between or among any parties to the Facility Agreement or any definitive document related to the Financing; and (c) if for any reason Parent or Merger Sub believes in good faith that (i) there is (or there is likely to be) a dispute or disagreement between or among any parties to the Facility Agreement or any definitive document related to the Financing or (ii) there is a reasonable possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Facility Agreement.  As soon as reasonably practicable, but in any event within three (3) Business Days after the date the Company delivers to Parent or Merger Sub a written request therefor, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (a), (b) or (c) of the immediately preceding sentence.  If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Facility Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, on terms and conditions (including the market flex provisions) not materially less favorable, in the aggregate, to Parent and Merger Sub than those contained in the Facility Agreement, in an amount sufficient, when added to the portion of the Financing and other funds that are available (assuming the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02 or the waiver of such conditions by Parent) to consummate the Merger (the “Alternative Financing”), and to enter into new definitive agreements with respect to such Alternative Financing (the “Alternative Facility Agreement”).

(b)           Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of any lender under the Facility Agreement or, if applicable, the Alternative Facility Agreement, except for assignments and replacements of an individual lender in connection with any syndication of the Financing or Alternative Financing that are permitted under the Facility Agreement and, if applicable, Alternative Facility Agreement, or as otherwise expressly contemplated by the Facility Agreement and, if applicable, Alternative Facility Agreement.  Parent shall prior to the Closing, give the Company prompt notice of any material breach or threatened material breach by any party to the Facility Agreement, of which Parent or Merger Sub becomes aware, or any termination thereof.

(c)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 7.15 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) bring any enforcement action against any source of the Financing to enforce its respective rights under the Facility Agreement and, if applicable, the Alternative Facility Agreement or (ii) pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent, Merger Sub or the Surviving Corporation (or any of their Affiliates) than, those contemplated by the Finance Documents (as defined in the Facility Agreement)(whether to secure waiver of any conditions contained therein or otherwise).

(d)           Prior to the Closing, the Company shall, and shall cause each of the Company’s Subsidiaries to, and shall use its reasonable best efforts to cause the Company’s Representatives to, provide to Parent and Merger Sub cooperation reasonably requested by Parent or Merger Sub in connection with the arrangement of the Financing, including:

(i)         upon reasonable notice, participating in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii)        assisting with the preparation of customary materials for rating agency presentations, bank information memoranda, and similar documents required in connection with the Financing;

(iii)       executing and delivering any pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent or Merger Sub (including a certificate of the chief financial officer of the Company or any borrowing Subsidiary of the Company with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Financing) or otherwise reasonably facilitating the pledging of collateral (including delivery of pay-off letters and other cooperation in connection with the pay off of existing Indebtedness and the release of all related Encumbrances; provided, that such documents will not take effect until the Effective Time;

(iv)       using reasonable best efforts to obtain accountants’ comfort letters, consents, legal opinions, surveys, title insurance and other documentation and items relating to the Financing as reasonably requested by Parent or Merger Sub; and

(v)        furnishing Merger Sub and its Financing sources promptly with all documentation and other information required by Governmental Authorities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations;

provided, however, that, (a) irrespective of the above, no obligation of the Company or any of its Subsidiaries under any certificate, document or instrument shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, other than in connection with the Escrow Arrangements, (b) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries, (c) none of the Company or any of its Subsidiaries shall be required to issue any offering or information document, and (d) none of the Company or any of its Subsidiaries shall be required to execute any documents or agreements in connection with the Financing or take any corporate or other action in connection therewith, other than in connection with the Escrow Arrangements.  None of the Company or any of its Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them (collectively, “Losses”) in connection with the arrangement of the Financing (including any action taken in accordance with this Section 7.15(c)) and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries provided by the Company); provided, that Parent shall not be liable to the Company, its Subsidiaries or their respective Representatives for any such Losses arising from the fraud, gross negligence, recklessness or willful misconduct of such Persons.

(e)           Each party hereto agrees to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that (i) at the Effective Time, the aggregate amount of Available Cash shall equal or exceed the Required Available Cash Amount and the aggregate amount of Available Onshore Cash shall equal or exceed the Required Available Onshore Cash Amount, and (ii) prior to the Effective Time, the Required Available Onshore Cash Amount shall be held in escrow in an account in the name of the Onshore Cash Escrow WFOE with JPMorgan Chase Bank (China) Company Limited (or any of its Affiliates).  Parent shall, and shall cause its directors and officers to, use its and their best efforts, as applicable (and in each case, subject to applicable Law), to approve the Other Financing in accordance with its terms.

Section 7.16   Actions Taken at Direction of CEO; Knowledge of CEO.  Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.  Parent shall not have any right to (i) terminate this Agreement under Section 9.01 or (ii) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent any officer or director of Parent has knowledge, as of the date of this Agreement, of such breach or inaccuracy.

Section 7.17    Parent Ownership.  Parent shall not sell or otherwise transfer any Shares legally or beneficially owned by it as of the date hereof and as set forth in the Schedule 13D with respect to the Company filed with the SEC on October 24, 2011 by Parent and its Affiliates.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01   Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)           Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)           No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (collectively, a “Restraint”).

Section 8.02   Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 4.04 and Section 4.05 of this Agreement shall be true and correct in all material respects, (ii) the representations and warranties of the Company contained in Section 4.03(a) of this Agreement shall be true and correct in all respects (except for de minimus inaccuracies), and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material

Adverse Effect” set forth therein), in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except in the case of clause (iii), where the failure of such representations and warranties of the Company to be so true and correct would not constitute a Company Material Adverse Effect.

(b)           Agreements and Covenants.  The Company shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)           Officer Certificate.  The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d)           No Company Material Adverse Effect.  Since the date hereof, there shall not have occurred a Company Material Adverse Effect.

(e)           Dissenting Shareholders.  The holders of no more than 10% of the Shares shall have validly served a notice of dissent under Section 238(2) of the Cayman Companies Law.

Section 8.03   Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger and the other Transactions are subject to the satisfaction or waiver (where permissible under applicable Law) at or prior to the Effective Time of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein), in each case as of the date of this Agreement and as of the Effective Time, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date) except where the failure of such representations and warranties of the Parent and Merger Sub to be so true and correct, individually or in the aggregate, have not and would not prevent, materially delay or materially impede the impair the ability of Parent and Merger Sub to consummate the Merger.

(b)           Agreements and Covenants.  Parent and Merger Sub shall have performed or complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c)           Officer Certificate.  Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01   Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a)           by mutual written consent of Parent and the Company (upon the approval of the Special Committee); or

(b)           by either Parent or the Company if:

(i)           the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date;

(ii)          any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, if the issuance of such final, non-appealable Restraint; or

(iii)         the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or any adjournment thereof; or

(c)           by the Company:

(i)           upon a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.03 would not be satisfied and such breach is incapable of being cured or has not been cured within thirty calendar days of the receipt by Parent of written notice thereof from the Company; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 8.02 not being satisfied;

(ii)          if (x) all of the conditions to closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), (y) Company has delivered to Parent an irrevocable commitment in writing that it is ready, willing and able to consummate the Closing, and (z) Parent and Merger Sub fail to complete the Closing within five Business Days following the date the Closing should have occurred pursuant to Section 2.02; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(ii) if Parent or Merger Sub shall have right to terminate this Agreement pursuant to Section 9.01(d)(iii) until five Business Day prior to the End Date, whereupon, if Parent or Merger Sub shall have not yet terminated this Agreement pursuant to Section 9.01(d)(iii), the Company shall have the right to terminate this Agreement at any time pursuant to this Section 9.01(c)(ii);

(iii)         if, prior to the receipt of the Company Shareholder Approval, the Company Board (upon recommendation of the Special Committee) has effected a Change in the Company Recommendation and/or authorized termination of this Agreement pursuant to clause (x) of Section 7.03(e);

(iv)         if prior to the receipt of the Company Shareholder Approval, (x) the Company Board (upon recommendation of the Special Committee), has effected a Change in the Company Recommendation and/or authorized the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to clause (y) of Section 7.03(e), and (y) the Company has concurrently with the termination of this Agreement entered into, or immediately after termination of this Agreement, enters into, an Alternative Acquisition Agreement with respect to such Superior Proposal; or

(v)          if the Other Financing is not approved in accordance with its terms; or

(d)           by Parent:

(i)           upon a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 8.02 would not be satisfied and such breach is incapable of being cured by the End Date or has not been cured, in the case of a breach of Section 7.03, within five calendar days after the Company receives written notice of such breach from Parent, and in the case of any other breach by the Company, within thirty calendar days of the receipt by the Company of written notice thereof from Parent; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant or agreement of Parent contained in this Agreement that would result in the closing conditions set forth in Section 8.03 not being satisfied;

(ii)           if (x) the Company notifies Parent or Merger Sub that it intends to terminate this Agreement in accordance with Section 7.03(e) and the Company fails to terminate this Agreement within two Business Days thereafter; or (y) the Company Board or any committee thereof shall have effected a Change in the Company Recommendation; or

(iii)          if (x) all of the conditions to closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), (y) none of Parent, Merger Sub or the Surviving Corporation shall have received the proceeds of the Financing in an amount sufficient to consummate the Transactions and the failure to receive such proceeds is not caused by a material breach by Parent or Merger Sub of Section 7.15 and (z) Parent and Merger Sub fail to complete the Closing within five Business Days following the date the Closing should have occurred pursuant to Section 2.02.

Section 9.02   Effect of Termination.  In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b), Section 9.03 and Article X which shall survive any termination of this Agreement and remain in full force and effect, and (b) nothing in this Section 9.02 or Section 9.03 shall relieve any party from liability for fraud committed prior to such termination or for any intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 9.03   Termination Fees and Expenses.

(a)           The Company agrees that:

(i)           In the event this Agreement is terminated by the Company pursuant to Section 9.01(c)(iii) or Section 9.01(c)(iv), the Company shall pay the Termination Fee to Parent or its designee concurrently with or prior to such termination by wire transfer of same day funds to one or more accounts designated by Parent or its designee;

(ii)          In the event this Agreement is terminated by Parent pursuant to Section 9.01(d)(i) or Section 9.01(d)(ii), the Company shall pay the Termination Fee to Parent or its designee, but in any event within two Business Days after the date of such termination, by wire transfer of same day funds to one or more accounts designated by Parent or its designee; and

(iii)         For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion.

(b)           Parent agrees that in the event that this Agreement is terminated by the Company pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or Section 9.01(c)(v) or by Parent pursuant to Section 9.01(d)(iii), then Parent shall promptly, but in no event later than three Business Days after the date of such termination, pay or cause to be paid to the Company or its designees the Parent Termination Fee by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion).

(c)           In the event that the Company shall terminate this Agreement pursuant to Section 9.01(c)(i), Section 9.01(c)(ii) or or Section 9.01(c)(v) or Parent shall terminate this Agreement pursuant to Section 9.01(d)(iii), then Parent shall pay the Company or its designee by wire transfer of same day funds, as promptly as possible (but in any event within three Business Days) following the delivery by the Company of an invoice therefor, all Expenses incurred by the Company and its respective Affiliates in connection with the Transactions up to a maximum amount equal to US$3,000,000.

(d)           In the event that (i) Parent shall terminate this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(ii) or (ii) this Agreement is terminated by the Company pursuant to Section 9.01(c)(iii) or Section 9.01(c)(iv), then in any such event the Company shall pay Parent or its designee by wire transfer of same day funds, as promptly as possible (but in any event within three Business Days) following the delivery by Parent of an invoice therefor, all Expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the Transactions, including the Financing, up to a maximum amount equal to US$3,000,000.

(e)           Except as set forth in this Section 9.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(f)           The Company and Parent acknowledge that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.03 are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.03, the Parties would not have entered into this Agreement.  In the event that any party shall fail to pay the Termination Fee, Parent Termination Fee or any Expenses when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

Section 9.04   Amendment.  This Agreement may be amended by the parties hereto at any time prior to the Effective Time by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee); provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made that under applicable Law or in accordance with the rules of NASDAQ requires further approval by the shareholders of the Company without such approval having been obtained.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05   Waiver.  At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (iii) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement.  Notwithstanding the foregoing, no failure or delay by the Company or Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01   Non-Survival of Representations, Warranties, Covenants and Agreements.  The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II, Article III, Section 7.04(b), Section 7.05, Section 9.03 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02   Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by international overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent or Merger Sub:

Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive,
PO Box 2681
Grand Cayman, KY1-1111
Cayman Islands
Attention: Ms. Chunyan Ge
Facsimile: +65 6467 8547

with a copy to:

Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, China
Attention: Ms. Ling Huang, Esq.
Facsimile: +8610 6563 6005

Shearman & Sterling LLP
12 /F, Gloucester Tower
The Landmark
15 Queens Road, Central
Hong Kong
Attention: Mr. Gregory D. Puff, Esq.
Facsimile: +852 2140 0382

if to the Company:

Unit 403A, 4/F Golden Center
188 Des Voeux Road Central
Hong Kong, China
Attention: Ms. Han Li, Esq.
Facsimile: +852 2851 0377

with a copy to:

Weil, Gotshal & Manges
29/F Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention:  Akiko Mikumo, Esq.
Facsimile:  +852 3015 9354

Section 10.03   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04   Entire Agreement; Assignment.  This Agreement (including the exhibits and schedules hereto, including the Company Disclosure Schedule) and the Confidentiality Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), without the prior written consent of the other parties, except that Merger Sub may assign all (but not less than all) of its rights and obligations under this Agreement to any wholly-owned Subsidiary of Parent (provided that such assignment has no affect on the obligations of the Lender under the Facility Agreement); provided, that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations.  Any purported assignment in violation of this Agreement shall be void ab initio.

Section 10.05   Parties in Interest.  This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

Section 10.06   Specific Performance.

(a)           Subject to Section 10.06(c), in the event that either of Parent or Merger Sub fails to effect the Closing when required by Section 2.02 for any reason or otherwise breaches this Agreement or fails to perform hereunder (in each case, whether willfully, intentionally, unintentionally or otherwise), the Company’s right to terminate this Agreement and receive (i) the Parent Termination Fee; (ii) Expenses pursuant to Section 9.03; (iii) any reimbursement of costs and expenses pursuant to the second sentence of Section 9.03(f); and (iv) any amount in respect of which it is indemnified by Parent pursuant to Section 7.15(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Company Group against the Parent Group, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for, and no member of the Company Group shall seek, or permit to be sought from the Parent Group, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Financing) other than the payment of the amounts set forth in the first sentence of this Section 10.06(a).

(b)           Subject to Section 10.06(c), in the event that the Company fails to effect the Closing when required by Section 2.02 for any reason or otherwise breaches this Agreement or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), Parent’s right to terminate this Agreement and receive (i) the Termination Fee; (ii) Expenses pursuant to Section 9.03; and (iii) any reimbursement of costs and expenses pursuant to the second sentence of Section 9.03(f) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against the Company Group, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise).  For the avoidance of doubt, no member of the Company Group shall have any liability for, and no member of the Parent Group shall seek, or permit to be sought from the Company Group, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Financing) other than the payment of the amounts set forth in the first sentence of this Section 10.06(b).

(c)           The parties hereto agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto.  Prior to the termination of this Agreement pursuant to Section 9.01, it is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the breaching party or parties, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity.  Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.  Notwithstanding anything herein to the contrary, (i) while the parties hereto may pursue both a grant of specific performance and the payment of the amounts set forth in Section 10.06(a) or Section 10.06(b), as applicable, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (ii) and upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 10.07   Governing Law; Dispute Resolution.

(a)           This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.  Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman

Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)           Subject to the last sentence of this Section 10.07(b), any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration.  The place of arbitration shall be Singapore, and the arbitration shall be administered by the Singapore International Arbitration Centre (the “SIAC”) in accordance with the Arbitration Rules of the SIAC in force at the date of commencement of the arbitration (the “SIAC Rules”).  The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the SIAC Rules.  Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.  Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).  The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.  Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.  For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.08   Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PREMIUM LEAD COMPANY LIMITED

By	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

NEW ERA INVESTMENT HOLDING LTD.

By	/s/ Luo Qian Qian Chrissy
	Name:	Luo Qian Qian Chrissy
	Title:	Director

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By	/s/ Jingsheng Huang
	Name:	Jingsheng Huang
	Title:	Chairman of the Special Committee

APPENDIX 1
PLAN OF MERGER

THIS PLAN OF MERGER is made on ____________________

BETWEEN:

(1)
Shanda Interactive Entertainment Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the "Surviving Company"); and

(2)
New Era Investment Holding Ltd., an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the "Merging Company" and together with the Surviving Company, the "Companies").

WHEREAS:

(A)
The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the "Merger"), upon the terms and subject to the conditions of a merger agreement dated November 22, 2011 among Premium Lead Company Limited and the Companies, a copy of which is annexed hereto as Annex A (the "Agreement"), this Plan of Merger and pursuant to the provisions of Part XVI of the Companies Law (as amended) (the "Companies Law").

(B)
The directors and shareholders of each of the Surviving Company and the Merging Company have approved and adopted the Agreement and this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(C)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

IT IS AGREED:

1.	CONSTITUENT COMPANIES

1.1	The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

1.2	The surviving company (as defined in the Companies Law) is the Surviving Company.

1.3	The registered office of each of the Surviving Company and Merging Company is Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

1.4
Immediately prior to the Effective Date, the authorised share capital of the Surviving Company is US$5,000,000 divided into 400,000,000 ordinary shares each of nominal or par value US$0.01 each and 100,000,000 preferred shares each of a nominal or par value of US$0.01 each.

1.5	Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 50,000 shares each of a nominal or par value of US$1.00 each.

2.	EFFECTIVE DATE

2.1	In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Date”).

3.	TERMS AND CONDITIONS; SHARE RIGHTS

3.1
On the Effective Date, each share of a nominal or par value of US$1.00 in the capital of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of nominal or par value of US$0.01 in the capital of the Surviving Company in accordance with the Agreement.

3.2
On the Effective Date, each ordinary share of a nominal or par value of US$0.01 in the capital of the Surviving Company issued and outstanding immediately prior to the Effective Date (excluding all the shares of a nominal or par value of US$0.01 each in the capital of the Surviving Company held by Premium Lead Company Limited, Fortune Capital Holdings Enterprises Limited, Crystal Day Holdings Limited and Shanda Investment International Ltd.) shall be cancelled. Upon such cancellation, each holder of ordinary shares of a nominal or par value of US$0.01 in the capital of the Surviving Company (other than such holders who have validly exercised their dissent and appraisal rights under section 238 of the Companies Law, Premium Lead Company Limited, Fortune Capital Holdings Enterprises Limited, Crystal Day Holdings Limited and Shanda Investment International Ltd.) shall have the right to receive US$20.675 in cash per ordinary share without interest in accordance with the Agreement.

3.3
On the Effective Date, all the shares of a nominal or par value of US$0.01 each in the capital of the Surviving Company held by Premium Lead Company Limited, Fortune Capital Holdings Enterprises Limited, Crystal Day Holdings Limited and Shanda Investment International Ltd. shall be cancelled without any conversion or payment in accordance with the Agreement.

3.4	From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

4.	MEMORANDUM AND ARTICLES OF ASSOCIATION

4.1	From the Effective Date, the memorandum and articles of association of the Surviving Company shall be the memorandum and articles of association annexed hereto as Annex B (the “M&A”).

5.	DIRECTORS' INTERESTS IN THE MERGER

5.1	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

5.2	The names and addresses of each director of the Surviving Company from the Effective Date are:

(a)	Tianqiao Chen of No. 1 Intelligent Office Building, No. 690 Bibo Road Zhangjiang Micro-Electronics Harbor, Pudong New Area, Shanghai 201203, The People’s Republic of China;

(b)	Danian Chen of No. 1 Intelligent Office Building, No. 690 Bibo Road Zhangjiang Micro-Electronics Harbor, Pudong New Area, Shanghai 201203, The People’s Republic of China; and

(c)	Luo Qian Qian Chrissy of Fusionopolis Way #05-10, Connexis North, Singapore 138632.

6.	SECURED CREDITORS

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

7.	PROPERTY

7.1
On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Companies.

8.	TERMINATION

8.1	At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

9.	COUNTERPARTS

9.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of	)
SHANDA INTERACTIVE ENTERTAINMENT LIMITED	)
	)	Duly Authorised Signatory
)
	)	Name:	Jingsheng Huang
)
	)	Title:	Chairman of Special Committee

SIGNED for and on behalf of	)
NEW ERA INVESTMENT HOLDING LTD.:	)
	)	Duly Authorised Signatory
)
	)	Name:	Luo Qian Qian Chrissy
)
	)	Title:	Director